Exhibit 11.2

Medivie USA Inc

Company Valuation

Performed by Avner Gafni

Barzily Economic & Business Consulting (2008) Ltd.

June 2016

Barzily Economic & Business Consulting (2008) Ltd

Contents

Executive Summary	3
Preface	4
Professional Background	4
The information used for the Valuation	6
Company overview	7
The Technology	7
Material Agreements	9
Valuation Methodology	9
Application of the FDCF Method	11
Market Analysis and Sales’ Forecast	12
P&L Forecast	14
Free Cash Flow	16
Forecast’s Period and Long Term Growth Rate	16
Discount Rate	17
FDCF Computation	18
PE Multiple Method	18

2

Barzily Economic & Business Consulting (2008) Ltd

Executive Summary

Medivie USA is Medivie’s group exclusive distributor in North America (USA and Canada). The group specializes in oral non-drug medical solutions, including operative interventions, pain-relief and more, based on its unique technology. Medivie’s first product, LaborAide, is already in the commercial phase, with an initial agreement reached with a major chain in the US.

Application of common valuation models, using parameters and assumptions detailed in the document, produces an estimated company value of $ 121.4 M.

/s/Avner Gafni

Avner Gafni

Barzily Economic & Business Consulting (2008) Ltd.

3

Barzily Economic & Business Consulting (2008) Ltd

Preface

We, Barzily Economic and Business Consulting (2008) Ltd (“the consulting firm”), have been commissioned by Medivie USA Inc (“the company” or “Medivie USA”), a company incorporated under the laws of the State of Nevada, to perform a company valuation. The valuation is required for the company’s stock offering under regulations A+/D.

It should be noted that this paper provides an economic analysis based on available data and assumptions; it does not constitute a recommendation to purchase the offered stock, nor a basis for accounting treatment. Economic methodology is however based on common methodology and on generally accepted accounting procedures.

We were notified that the valuation may be presented to the authorities and to potential investors and we have given our consent for such a presentation.

We hereby declare that apart from being hired to perform this valuation and other valuations prepared for related parties in the past, the consulting firm is unrelated to the company and its shareholders, nor does it have any interest in their business and assets. Fees for this valuation are unrelated to the value reached and were paid in full prior to our signature.

Professional Background

Barzily Economic & Business Consulting (2008) Ltd. Is a consulting firm jointly owned by Barzily & Co. and by Avner Gafni, CEO. The firm has vast experience in the valuation field; valuations and financial analysis were conducted in many companies, ranging from start-ups to multinational corporations. The firm's projects' portfolio contains many dozens of valuations of technology and Biomed companies, including IP valuations performed for the Office of the Chief Scientist of Israel. The firm also performed numerous valuations and other economic projects for public companies traded in the Tel Aviv Stock Exchange.

4

Barzily Economic & Business Consulting (2008) Ltd

Avner Gafni, the undersigned who conducted the valuation, is an experienced economist who specializes in valuation and economic analysis, with top management background (including with public companies):

•	Since 8/2015: Active chairman of KYT / Adi watches

•	2009-2015 – chairman of the board, Avrot industries, an industrial public company

•	2012-2014 – CEO of Kalia Biotech

•	1998-2005 – CFO (part of the time also VP marketing) of Pazgas, Israel's leading gas company

•	1992-1998 – VP of Telsys, a public electronic components supplier

•	1988-1992 – CFO of Avrot industries

The economic analysis was conducted with the participation of Hadar Gafni, an experienced analyst currently attaining a Master of Economic Research from UAB in Barcelona, Spain.

5

Barzily Economic & Business Consulting (2008) Ltd

The information used for the Valuation

The valuation is based on our expertise, general knowledge and experience and on specific information, assumptions and forecasts supplied by the company. The findings of this valuation depend on the above information being complete and accurate; we have not tested this information for accuracy, and we assume no responsibility with respect to the accuracy of the information and forecasts provided by the company.

The information submitted includes:

•	Company presentation for investors, dated Feb. 2016

•	Business plan for the period 2016-2020

•	A scientific study published in the Journal of Maternal-Fetal & Neonatal Medicine, 2015

•	Licensing agreement with Medivie UK

•	Investment agreement with Medivie UK

•	Master purchase order agreement with Toys R Us / Babies R Us

•	Articles of incorporation, Nevada, Feb. 2016

•	Board resolutions concerning issuance and public offering of stock

6

Barzily Economic & Business Consulting (2008) Ltd

Company overview

Medivie USA was incorporated in Nevada, U.S., in February 2016. The company is a subsidiary of Medivie UK, owned by Medivie Ltd (“MDVI.TA”), a public company registered in Israel. MDVI.TA was incorporated in 2012 as a result of a collaboration between the OPRO Group, the world’s leading manufacturers of personally customized dental shields and Capital International Group, a leading Private Equity company (MDVI.TA, Medivie UK and the company are jointly referred to as “group”).

The group specializes in innovative oral device solutions for operative interventions, pain-relief and more. Since its inception, app. $ 5 M were invested in MDVI.TA and Medivie UK; these sums were used mainly for R&D activity, patents and trademarks’ registration, clinical studies and marketing.

Medivie USA was established to handle all of the group’s commercial activity in North America (US and Canada), including:

•	Distribution

•	Sales and marketing

•	Customer & Inventory management

•	National Shipping

The Technology

The group specializes in oral non-drug medical solutions, including operative interventions, pain-relief and more. The main applications for the technology are:

7

Barzily Economic & Business Consulting (2008) Ltd

•	Birth - Currently in the marketing stage: LaborAide is an oral device in the form of a pleasant cushion, which is placed between the woman's lower and upper jaw during birth, allowing the relaxation of the jaw, neck and head muscles through the flow of oxygen to the muscles, decreasing the risk of urgent operative intervention and easing the pain.

•	Breast Feeding _ Medivie is currently testing an application – FeedAide - which will help reduce feeding mothers' contraction pains.

•	Migraines - Future development: Medivie is working on the development of a unique oral device – MigrainAide - based on the existing company’s IP which allows the relaxation of the head muscles prevents the contraction of jaw muscles and increases the flow of blood to the brain for preventing and easing migraines.

Clinical studies provide proof to the technology’s efficiency: In 2014, Belinson Hospital, one of Israel’s largest hospitals, conducted a clinical study, examining the impact of using LaborAide during the second stage of labor (known as the pushing stage). The maximal length of the second stage is 3 hours, after which the necessity of obstetrical intervention arises. The study demonstrated a major decrease in the need for obstetrical intervention in the second stage of labor:

•	Reduction in the surpassing of the maximal 3 hours’ limit: reduction in the rate of women surpassing the limit of 3 hours pushing stage from 24.5% to 8.6%, which leads to less likelihood to maternal and neonatal morbidities.

•	Reduction of Cesarean Section: reduction in the rate of emergency cesarean sections from 6.4% to 1.2% as a result of the baby getting stuck in the birth canal.

8

Barzily Economic & Business Consulting (2008) Ltd

•	Reduction of Vacuum Deliveries: reduction in the rate of operative vaginal delivery (Vacuum) from 28.2% to 12.3%

LaborAide has been registered as a medical device with the health authorities in Israel, the EU, the US (FDA Class 1) and Canada.

Material Agreements

The company presented us with three material agreements:

•	License agreement (unsigned draft) – The company has been granted an exclusive licence to sell the group’s products in the US, in exchange to royalties of 2% of the company’s net sales.

•	Investment agreement (unsigned draft)– obligation of Medivie UK to purchase the company’s shares (sums and quantities are yet to be specified).

•	Master purchase order agreement (signed by MDVI.TA) – establishing buyer-seller relationship between the parties.

Valuation Methodology

The methodology used for valuations is determined by several factors:

•	The entity evaluated – company, business unit, asset etc.

•	The purpose of the valuation – investment, buyout, accounting requirements etc.

9

Barzily Economic & Business Consulting (2008) Ltd

•	Specific attributes of the entity – asset-based, operations-based, R&D-based etc.

•	The entity’s position in its life-cycle – a start-up, initial sales, fully active, a going concern, pre-liquidation etc.

The common methods for company valuation are as follows:

1.	Liquidation price - using existing shareholders adjusted equity.

2.	Market price - using price set in recent transactions.

3.	Comparable market value - using the adjusted market value of similar companies (usually using revenues, EBITDA or net profit multiplier).

4.	Asset value – summing up net fair value of assets and obligations.

5.	Activity value - estimating the company’s economic value, using traditional economic methods, such as FDCF.

6.	Unit based value – applying common unit value to a known quantity, such as number of subscribers, yearly quantity of material sold etc.

The company was established only recently and it has no material assets. Furthermore, intangible assets such as IP belong to other members of the group. Therefore, methods 1, 2 and 4 are of no relevance; method 6 is not used in medical devices’ companies.

The company’s value is derived from the results of its commercial activity – meaning company value equals enterprise (activity) value. The common method for measuring the fair value of an activity is FDCF – estimation of the discounted net cash flow the activities are expected to generate. Therefore, FDCF was selected as the method of choice, with net profit multiplier serving as a comparative indication.

10

Barzily Economic & Business Consulting (2008) Ltd

Application of the FDCF Method

FDCF (Free Discounted Cash Flow) is a method summing up future cash flow, discounted to represent present value:

DCF requires computing or assuming the following parameters:

•	Forecasted cash flow – based on the following parameters:

o	Cash flow from operations

o	Capital expenditure

o	Working capital requirements

o	Tax

•	Period (specific number of years or infinite period)

•	Discount rate

•	Long-term growth rate

Hereinafter is a detailed analysis of all required parameters:

11

Barzily Economic & Business Consulting (2008) Ltd

Market Analysis and Sales’ Forecast

According to the licence agreement, the company can sell the products only in the US and Canada. TAM (total available market) for LaborAide is therefore the number of yearly births in the US and Canada – app. 4.3 million. This is also the TAM for FeedAide.

TAM for the group’s future product for migraine (“MigrainAide”) is even bigger – studies estimate the number of patients at 12% of the entire adult population.

The following table summarizes the US TAM:

Units		2016	2017	2018	2019	2020

Laiboraide & FeedAide Market Size	USA Birth Market Size	1,989,778	3,995,474	4,011,456	4,027,502	4,043,612
	Growth Rate	0.40%	0.40%	0.40%	0.40%	0.40%

MigrainAide Market Size	USA Pupulation	322,762,018	325,247,286	327,751,690	330,275,378	332,818,498
	Growth Rate	0.77%	0.77%	0.77%	0.77%	0.77%
	Migraine market (12% of Americans)	38,731,442	39,029,674	39,330,203	39,633,045	39,938,220

The basic assumptions used by the company to forecast sales are as follows:

•	Start of sales:

o	LaborAide – Q3 2016

o	FeedAide – Q3 2017

o	MigrainAide – Q3 2018

•	Penetration rate, to be achieved gradually until 2020:

o	LaborAide & FeedAide – 7.2%

o	MigrainAide – 3.6%

12

Barzily Economic & Business Consulting (2008) Ltd

•	Canadian market:

o	Total population: 36.3 milion

o	Start of sales: Q1 2018

o	Sales expected to be proportionate to US sales

Accordingly, sales’ forecast in units is as follows:

Units sold		2016	2017	2018	2019	2020

Penetration Rate	Overall	0.5%	1.8%	3.6%	5.4%	7.2%

	Total Laiboraide units sold	9,949	71,919	144,412	217,485	291,140
	Total Feedaide units sold		25,171	108,309	217,485	291,140
	Total MigraineAide units sold			196,651	713,395	1,437,776
	Canadian market			50,749	129,985	229,175
	Combined units sold	9,949	97,090	500,122	1,278,350	2,249,231

•	Marketing channels – the initial focus is on sales through pharmacy and maternity chain stores (as mentioned above, an agreement has already been signed with BabiesRUs). Gradually the portion of direct sales (online, hospitals etc.) is expected to grow, as shown in the following table:

Units		2016	2017	2018	2019	2020

Customer split	Online & Hospitals	15.0%	20.0%	30.0%	35.0%	40.0%
	Pharma chains and others	85.0%	80.0%	70.0%	65.0%	60.0%

•	Pricing – the average selling price differs according to the marketing channel:

o	Chain stores - $ 20 per unit

o	Direct - $ 55 per unit

13

Barzily Economic & Business Consulting (2008) Ltd

Based on these assumptions, the company’s sales forecast is as follows:

	2016	2017	2018	2019	2020

Online & Hospitals - rev	82,078	1,067,990	8,252,015	24,608,242	49,483,086
Pharma chains and others - rev	169,131	1,553,440	7,001,710	16,618,553	26,990,774

Total revenues	251,209	2,621,431	15,253,724	41,226,795	76,473,860

P&L Forecast

P&L forecast were prepared, using the following data and assumptions:

•	Revenues – according to the sales’ forecast, as detailed above.

•	Costs – computed according to the following assumptions:

o	COGS – as the company is merely a distributor/wholesaler, the actual direct cost of each unit is the CIF price paid to Medivie UK - $ 5.5, going down to $ 3 in 2020.

o	Other direct costs – 20% commission for direct sales + 1% misc. costs on all sales + purchase of reserve stock to the amount of 0.5% of market size.

o	Sales & marketing – according to management’s assumptions, costs will go up from $ 700 K in 2016 (half year) to $ 6.3 M in 2020

o	Operational and G & A costs – according to a detailed estimate supplied by the company:

14

Barzily Economic & Business Consulting (2008) Ltd

Operating and G&A expenses	2016	2017	2018	2019	2020
Legal	60,000	60,000	60,000	60,000	60,000
Accounting	60,000	60,000	60,000	60,000	60,000
President	250,000	250,000	250,000	250,000	250,000
Offices	120,000	120,000	120,000	120,000	120,000
Warehousing	12,000	12,000	24,000	36,000	36,000
Insurance	30,000	40,000	50,000	60,000	70,000
CSO	27,000	27,000	27,000	27,000	27,000
Head of Sales	150,000	150,000	150,000	150,000	150,000
Sales Dep employees	150,000	300,000	900,000	1,800,000	2,250,000
CMO	150,000	150,000	150,000	150,000	150,000
Marketing Dep employees	150,000	300,000	900,000	1,800,000	2,250,000
COO	100,000	100,000	100,000	100,000	100,000
CFO	150,000	150,000	150,000	150,000	150,000
CEO	18,000	18,000	18,000	18,000	18,000

Total	1,427,000	1,737,000	2,959,000	4,781,000	5,691,000

o	Misc. overhead cost - 7.5% of turnover.

•	Tax – as Nevada has no corporate tax, tax rate is the federal corporate tax rate – 34%.

Based on these assumptions, hereinafter is P&L forecast for the period 2016-2020:

	2016	2017	2018	2019	2020
Revenue	251,209	2,621,431	15,253,724	41,226,795	76,473,860
Manufacturing	128,366	766,616	3,815,932	10,038,245	18,421,203
G & A	447,500	1,195,000	2,395,000	4,195,000	5,095,000
Operating expenses	266,000	542,000	564,000	586,000	596,000
Marketing & Sales	700,000	1,500,000	4,000,000	9,000,000	9,000,000
misc 7.5%	115,640	300,271	808,120	1,786,443	2,483,415
Net Before Tax	(1,406,296)	(1,682,456)	3,670,673	15,621,107	40,878,241
Tax	0	0	197,853	5,311,176	13,898,602
Profit after tax	(1,406,296)	(1,682,456)	3,472,820	10,309,930	26,979,639

15

Barzily Economic & Business Consulting (2008) Ltd

Free Cash Flow

Cash flow for each year is computed from the following elements:

•	Net profit – as computed above.

•	CAPEX – as Medivie USA is a marketing company, it requires little to none capital expenditures.

•	Working capital – in view of market payment terms and of the company’s main supplier being a related party, no working capital requirements were assumed.

According to this analysis, free cash flow equals yearly profit after tax.

Forecast’s Period and Long Term Growth Rate

The analysis utilizes the “Going Concern” approach, meaning that the company is expected to continue generating cash flow indefinitely, beyond the specific forecast’s period. For that purpose, the last year of the forecast (2020) is representing a typical year in the long term.

Long term DCF (in addition to the forecast’s DCF), also called “Terminal Value”, is computing by dividing a typical year’s cash flow by the discount rate (see ahead), with the long-term growth rate deducted from the discount rate:

T0 = FCFN+1/(k – g)

16

Barzily Economic & Business Consulting (2008) Ltd

In recent years, the number of births in the US has been quite stable, suggesting minimal growth. However, as population growth is positive and as the forecast does not address future products, we assumed long-term growth rate to be 1%.

Discount Rate

Discount rate is normally computed according to the WACC model, which computes a weighted average of the cost of debt and the cost of equity, taking into account industry and company special characteristics:

As Medivie US is a new company with no debt, the WACC was not specifically computed, but derived from Damodaran (NYU) database healthcare products’ companies, with a company-specific risk factor added:

•	Industry WACC – 8.47%

•	Risk premium, given the initial stage of the activity and adjustment to size – 6%

•	Discount rate (rounded) – 14.47%

17

Barzily Economic & Business Consulting (2008) Ltd

FDCF Computation

According to the above parameters and computations, FDCF for Medivie US is as follows:

	2016	2017	2018	2019	2020
Free Cash Flow	-1,406,296	-1,682,456	3,472,820	10,309,930	26,979,639
WACC	14.47%	14.47%	14.47%	14.47%	14.47%
Discounted Cash Flow	-1,228,489	-1,283,904	2,315,077	6,003,898	13,724,865
Until 2021					19,531,448
Permanent Value					101,864,338
Total FDCF					121,395,785

According to this computation, company value is app. $ 121.4 M.

PE Multiple Method

As mentioned above, the multiple method may give additional comparative indication for value. The ratio chosen was P/E (market value divided by net earnings).

To compute the multiple, we analysed a sample of 25 traded US companies from the medical devices sector. The results are as follows:

•	Minimum – 21.43

•	Maximum – 37.25

•	Average – 28.88

The DCF value computed above represents a multiple of 35 on 2018 (first year with all products sold) net earnings and a multiple of 4.5 on the representing year’s net earnings. These results provide further proof to the validity of the DCF valuation.

18